SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

This presentation contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of Petrobras’, Ultrapar’s and Braskem's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, considering Petrobras, Ultrapar and Braskem information.

Accounting information are updated until December 31, 2006 and Petrobras, Ultrapar and Braskem are not obliged to update them in light of new information or future developments.

Petrobras, Ultrapar and Braskem are not responsible for any transaction or investment decision based on the information contained in this presentation.

Summary

1. Motivation

2. Ipiranga Group

3. Operation Structure

4. Benefits

• Reorganization and consolidation of key sectors in the Brazilian economy:

  Fuel distribution sector;
  Petrochemical sector.

• For Petrobras:

  Increased share in the Brazilian petrochemical sector;
  Assured sale of Petrobras’ refined products in the Brazilian domestic market;
  Increased share in renewable fuels in the Brazilian market;

• For Ultrapar:

  Operational growth – already the leader in LPG market, it will become the second largest fuel distribution company in Brazil, with a market share of around 15%;
  Large scale operating and administrative benefits;
  Investment opportunities with the potential growth of the biofuel market.

• For Braskem:

  New phase in the consolidation of the Brazilian petrochemical industry;
  Increased business size;
  Increased competitiveness through integration of the production chain;
  Reinforced leadership in thermoplastic resins: PE, PP and PVC.

• Fuel Distribution

  4,240 gas stations network in December, 2006;
  2nd largest company in the sector with a 20% market share.

• Petrochemicals

  Annual production capacity of 730,000 tons of petrochemical resins through IPQ in 2006;
  Brazilian market leader in HDPE with an approximate 33% market share;
  Controls Copesul together with Braskem .

• Oil Refining

  Refining capacity of 17,000 barrels/day.

• In 2006, Ipiranga Group’s consolidated net revenue totaled R$ 30 billion, EBITDA R$ 1.0 billion and net income R$ 534 million.

• National presence¹ (except RR and AP):

  DPPI: 916 service stations in RS and South and West of SC;
  CBPI: 3,324 service stations in other Brazilian states.

• Ipiranga Petroquímica:

• 5 industrial plants with a joint resin production capacity of 730 kt/year in 2006:
• PE: 550 kt/year;
• PP: 180 kt/year.
• 16% share of PE market, leadership in HDPE;
• Net Revenue of R$ 2 billion;
• EBITDA of R$ 184 million in 2006.

• Copesul – shared control with Braskem:

  Total production capacity of 3.3 million t/year of basic petrochemicals, including 1.25 million t/year of ethylene;
  Second largest cracking plant in Latin America;
  Net Revenue of R$ 6.4 billion;
  EBITDA of R$ 1,147 million in 2006.

• Investment agreement between Petrobras, Ultrapar and Braskem;

• Stage 1 – Ultrapar acquires the shares held by the controlling shareholders;

• Stage 2 – Ultrapar makes a tender offer for the acquisition of common shares (“tag along”): CBPI, DPPI and RIPI;

• Stage 3 – Petrobras and Braskem make a tender offer for the delisting of Copesul (CPSL);

• Stage 4 – Ultrapar incorporates CBPI, DPPI and RIPI preferred shares;

• Stage 5 - Ultrapar will sell part of Ipiranga Group’s assets to Braskem and Petrobras;

• Conclusion estimated for the 4Q07.

•  Petrobras:

  Fuel distribution operations in the North, Northeast and Midwest regions, and a 5-year license for the use of the brand;
  40% of petrochemical assets (IQ / IPQ / CPSL);
  1/3 of the oil refinery (RIPI in operation)

•  Ultrapar :

  Fuel distribution operations in the South and Southeast regions and the Ipiranga brand;
  1/3 of the oil refinery (RIPI in operation)

•  Braskem:

  60% of petrochemical assets (IQ / IPQ / CPSL);
  1/3 of the oil refinery (RIPI in operation)

Shareholder	Stock	Price per Share	Total (R$ MM)

CBPI
	Common – TAG	58.10	74.85
	Preferred	20.55	5.44

DPPI	Common	140.09	713.54
	Common – TAG	112.07	215.15
	Preferred	29.57	79.63

RIPI	Common	132.85	763.12
	Common – TAG	106.28	43.28
	Preferred	38.93	105.14

Total			2000.16

Tag Along
Shareholders	Price per Share	Total (R$MM)

CBPI	58.10	178.38

DPPI	112.07	186.42

RIPI	106.28	406.95

Total		771.75

Copesul Delisting Tender Offer
Shareholders	Price per Share	Total

CPSL	37.60	1437.00

• CBPI, DPPI and RIPI preferred shares will be exchanged for Ultrapar preferred shares. Ultrapar will issue new shares. Holders of CBPI, DPPI and RIPI preferred shares will now be shareholders in a company that employs the best corporate governance practices (100% tag along, transparency and simplified management structure);

• The exchange ratios were established based on a discounted cash flow valuation.

Merger of Shares
Exchange Ratio /UGPA

CBPI	0.79850

DPPI	0.64048

RIPI	0.41846

• Ultrapar’s capital structure will be as follows:

ULTRAPAR (Capital Ownership)
Shares (# mm)	Before	After

Common Shares	49.4	49.4
Preferred Shares	31.9	84.7
Total	81.3	134.1

% TK ON	61%	37%

% TK PN	39%	63%

• Deutsche Bank was hired to prepare the valuation report related to the merger of shares

• Total value of the transaction was approximately US$ 4 billion, divided as follows:

  Petrobras: US$ 1.3 billion;
  Braskem: US$ 1.1 billion;
  Ultrapar: issue of 52.8 million shares

• Petrochemicals:

  Selective expansion in the Brazilian and Southern Cone petrochemical markets;
  Effective participation in the consolidation and restructuring of Brazil’s petrochemical industry;
  Expansion and appreciation of Petrobras’ assets in Rio Grande do Sul;
  Selective investments in projects that add value to oil, natural gas and refinery products.

• Distribution:

  Leading the Brazilian petroleum by-product and biofuel market, with profitability;
  Strengthening of market position in the North, Northeast and Midwest with the resellers and large customers – industrial, aviation, transportation and energy generation – guaranteeing the sale of PETROBRAS refinery products;
  Selective expansion of the gas station network, adding value to Petrobras’ system image;
  Generation of synergies between assets – basis and terminals – increasing service station network value – 6,200 active resellers – distributed all over the country in addition to its 12,000 large consumer portfolio.

• Qualified growth of its operations;

• Substantial expansion in fuel distribution area

  Global-scale company;
  Strengthening for future expansions;
  Combination of efficiencies, logistics and resale management know-how.

• Ultrapar will have two major distribution brands for oil by-products distribution;

• Accelerate investments in Ipiranga’s operation:

  Potential growth in the Brazilian consumption;
  Potential growth in the biofuel market.

•  2006 pro-forma figures:

  Net revenue of approximately R$ 23.7 billion;
  EBITDA of R$ 861 million;

•  Maintenance of the quality in the Company’s capital structure;

•  Substantial improvement in the liquidity of the Company’s shares, with prospects of joining the IBOVESPA index.

• Consolidation as the largest petrochemical producer in Latin America, with an annual production capacity of 10 million tonnes, and one of the 10 largest in the world in terms of EBITDA;

• Leadership in all thermoplastic resins – PP, PE and PVC – with a market share of more than 50%;

• Integration of the Southern Petrochemical Complex, with great potential for synergy capture and new investments;

• Improved quality and productivity via higher EBITDA and EBITDA margins through the strong integration of the production chain;

• Maintenance of the quality in the capital structure;

2006 pro-forma figures:

• Gross revenue of US$ 10 billion;

• Net revenue of US$ 7.7 billion;

• EBITDA of US$ 1.4 billion;

• Net Debt/EBITDA ratio of 2.9x

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.